Jason C. Chang
President and Chief Financial Officer
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, CA 95835
Tel: 916-860-8622
billions6@yahoo.com

October 13, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: William H. Thompson

Re:	Sunstock, Inc.
Registration Statement on Form 8-K
File No. 000-54830

Dear Mr. Thompson:

The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they related to the transactions specified in the Registration Statement.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition we have amended our form 8-K as of October 13, 2014 to Item 4.01 Change in Registrant’s Certifying Accountant as described under Item 304(a)(1)(ii) of Item 304 of Regulation S-K.

Sincerely,

SUNSTOCK, INC.

By:	/s/ Jason C. Chang
Name: Jason C. Chang
Title: President, Chief Financial Officer